EXHIBIT 4

To announce the Company’s July 2012 revenues To announce the Company’s July 2012 revenues

Date of events: 2012/08/10

Contents:

1.Date of occurrence of the event:2012/08/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 3.4% year-over-year decrease in unaudited unconsolidated total revenue to NT$15.42 billion in July 2012. Operating costs and expense were flat. Net income decreased by 19.7% to NT$3.54 billion, and EPS decreased by 17.9% to NT$0.46. Mobile communications business revenue decreased 0.4% year-over-year. The mobile voice revenue decreased 8.4% mainly due the market competition and the NCC’s mandated tariff reduction. Handset sales were 66.6% lesser year over year due to certain smartphone model was quite well-received by the market in the same period last year. Mobile VAS revenue grew by 35.3%, driven by higher mobile internet subscribers. However, the mobile VAS revenue increase was offset by the mobile voice revenue decline. Broadband access revenue decreased by 4.5% due to the fiber tariff reduction in mid 2011 and the ADSL tariff reduction starting this year. HiNet ISP service revenue decreased by 5.1% also because of tariff reductions along with the aforementioned fiber and ADSL tariff cuts. MOD revenue increased 43.7% year over year attributed to the growth in subscribers. For traditional fixed line services, local service revenue decreased by 5.5% because of mobile substitution. Domestic long distance service revenue decreased 36.1% mainly due to the tariff reduction starting this year. International long distance service revenue decreased 5.1% attributable to market competition. Operating costs and expenses were flat year-over-year. Mobile internet service promotion and broadband service migration to higher speed increased the marketing expenses and material & maintenance expenses, and the expansion and renovation of intelligent service channels increased relevant expenses as well. However, these increases were offset by lesser cost of handset sold. Moreover, non-operating income decreased by 59.5% due to less construction revenue from our property development subsidiary, resulting a 19.7% decrease in net income.

6.Countermeasures:None

7.Any other matters that need to be specified: None